Exhibit 99.1

The following is an English translation of the Bayer AG Stockholders’ Conference Call held on April 27, 2006:

“Bayer Conference Call Q1 2006

27 April 2006

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Dr. Alexander Rosar: Good afternoon, Ladies and Gentlemen, and welcome to our call today, during which we would like to discuss our Q1 statements as announced this morning.

With me today are Werner Wenning, our CEO, Klaus Kühn, our CFO, and our subgroups heads Arthur Higgins from HealthCare, Friedrich Berschauer from CropScience and Hagen Noerenberg from Bayer MaterialScience.

The slides we plan to take you through during this call are on our website together with our briefing documents.

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Before we start we want to draw your attention to the forward-looking statement wording that governs the materials we are planning to share with you. Our operator will read this to you on our behalf.

Operator: This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site ( http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our annual and interim reports to the Frankfurt Stock Exchange and in our reports filed with the U.S. Securities and Exchange Commission. Bayer AG and Dritte BV GmbH assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Dr. Alexander Rosar: I would now like to hand over to Mr. Wenning to talk you through our Q1 release.

Werner Wenning: Good afternoon, Ladies and Gentlemen, and welcome once again to our call. We are glad of the opportunity to discuss our Q1 results with you.

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Bayer had a very successful start to 2006. We delivered record performance, maintained the strong growth momentum and posted the highest underlying EBIT ever in the history of our company.

We have now improved underlying EBIT year on year in 13 consecutive quarters. This clearly underscores the strength and breadth of the upturn at Bayer. We are right on track to achieve our full year 2006 objectives, excluding Schering, and remain optimistic about future developments.

We are excited by the opportunity to build a world-class specialty pharmaceuticals company, and I can assure you we are fully committed to making a success of this transaction.

Now let’s have a very brief look at our Q1 figures.

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Q1 sales increased by 12 percent to 7.5 billion euros. Portfolio and currency adjusted, that translates to growth of 6 percent, driven by higher prices and volumes. Volumes were up 4 percent, and higher selling prices added 2 percent to the increase.

Underlying EBIT improved by 8 percent over the prior-year quarter. Net income was at last year’s level if adjusted for the 52 million in after-tax profits from discontinued operations that we had in the first quarter of 2005.

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HealthCare accounted for more than 80 percent of the sales growth in the Group. Business was up by 21 percent in this subgroup, with all units showing double-digit increases in euros.

The performance of our key HealthCare products was outstanding. Kogenate, Avelox, Levitra, our new Diagnostics products Ascensia and the ADVIA Centaur all recorded impressive high double-digit growth rates.

I am pleased to report that Aleve has fully recovered, demonstrating the strength of the brand and our scientific marketing capability.

Q1 sales of Trasylol were negatively affected after articles on observational studies reported an association of Trasylol with increased side effects. We believe that Trasylol is a safe and effective treatment when used in accordance with the labeling.

We would expect Q2 Trasylol sales in the range of 25 to 30 million euros and will give you a further update later in the year.

Our CropScience business generated almost 2 percent higher sales in the quarter, mainly driven by strong performance of our Environmental Science/Bioscience and our Fungicides business. These units generated growth rates between 8 and 11 percent. A major contributor here was our new prothioconazole fungicide, where sales were up 61 percent.

Overall business continued to be negatively impacted by the difficult market situation in Brazil. After a delayed start to the European season at the beginning of the year, we recorded a strong improvement in our business in March.

Business in the MaterialScience subgroup developed strongly. Sales were up 11 percent, or 6 percent if adjusted for currency changes. Higher selling prices were the main reason for the increase. Volumes increased slightly.

Growth in our Polycarbonate unit was volume driven. Selling prices were slightly weaker compared with previous years’ levels.

In line with our expectations, prices and volumes in our MDI business were slightly down. Our TDI business, on the other hand, posted a marked improvement, to which both volumes and prices contributed.

From a quarter on quarter perspective we saw a small improvement in our MaterialScience sales mainly on higher selling prices.

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The gratifying business trend brought a nice improvement in the first quarter’s earnings. Underlying EBIT improved by 8 percent. The biggest earnings gain was at HealthCare.

HealthCare improved its underlying EBIT by 38 percent through a better performance in all units. The strong top-line performance of our key pharma products was the main reason for the gratifying improvement in our pharma earnings. Underlying EBIT improved by 13 percent. It should be noted that last year’s EBIT included the profit contributions of 40 million from government deals with Cipro.

We are particularly pleased with the performance of our OTC pharmaceuticals. Strong top-line growth, the absence of the inventory step-up and the generated synergies were the main reasons for the tripling of Q1 earnings.

We have seen a strong performance in our Diagnostics units as we benefited from intensified marketing spending in the previous quarters. Underlying EBIT improved by 60 percent, contributing roughly 15 percent to the Group’s EBIT growth.

After a very strong March, underlying EBIT of our CropScience subgroup came in at 408 million, 15 million below last year’s number. This is mainly due to the decline in business in Brazil, which was only partly compensated by cost savings.

Our Environmental and Bioscience business, however, reported a very gratifying 34 percent increase in underlying EBIT.

In the remainder of the year we will continue to improve our cost base. The new restructuring initiative will be announced as scheduled end Q2 / beginning Q3.

After a very strong March, underlying EBIT in our MaterialScience subgroup came in at 451 million, an improvement of 11 percent over previous years’ performance. Higher selling prices were the main reason for the increase.

Special items in this subgroup of 110 million arose from a finding against Bayer in an arbitration proceeding in the United States. Bayer will examine all possibilities for legal recourse in this matter and has also asserted a claim to payment in a separate arbitration proceeding.

Nevertheless, the subgroup demonstrated superior performance in the quarter and generated an underlying EBITDA margin of 21 percent.

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Our cash figures also show a pleasing trend. Gross cash flow was up 8 percent to 1.2 billion, mainly on account of the growth in EBIT. Net cash flow from continuing operations advanced by more than 350 million euros to 128 million.

Capital expenditures in the quarter came to 419 million. This number includes 242 million investments in fixed assets and 177 in intangibles giving us a free operating cash flow of minus 291 million.

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Overall we are satisfied with our Q1 performance as it clearly demonstrates that we are capable of maintaining a strong focus on our business and at the same time executing our strategic agenda.

During the next couple of quarters we will concentrate on making the acquisition of Schering a real success. This is a compelling business combination that is right in line with our strategy. We are excited by the great opportunities it offers.

We are creating a genuine leader in specialty care, a strategy which we believe will place us well for superior growth. Please note that Bayer’s current specialty care portfolio generated a sales advance of 54 percent in Q1. You are certainly aware of the excellent growth numbers Schering reported recently. The combined business thus is clearly positioned for top performance.

We believe we can deliver 700 million of synergies, helping us to improve the financial outlook for our HealthCare business and for the Bayer Group.

Bayer remains well on track. We are achieving or exceeding our committed objectives and are convinced that the strict implementation of our strategic agenda will continue to improve the group’s earnings power.

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In this context we are delighted to fully confirm our full year 2006 earnings guidance pre any impact of the pending Schering acquisition. We are targeting a slight further improvement in underlying EBIT in the Bayer Group.

This improvement is expected to be mainly driven by the performance of HealthCare. We believe this subgroup can improve EBIT before special items by more than 10 percent.

For our CropScience business, we predict an increase in underlying EBIT.

We believe that our MaterialScience subgroup will report excellent clean EBIT this year, though possibly below the 2005 level.

For the group as a whole, this translates into an underlying EBITDA margin of approximately 19 percent.

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Let me conclude my remarks by summarizing the key aspects of our Q1 performance: We are delivering growth and performance.

We strongly believe that now is the right time to accelerate our existing successful HealthCare strategy by acquiring Schering. We are excited by this compelling business combination and the improved financial outlook it provides. We are maintaining our operational focus and are committed to achieving the targeted financial objectives.

Our top-line growth of 12 percent was impressive. Thus, the growth momentum in our business was sustained.

We have now had the 13th consecutive quarter with a year-on-year increase in underlying EBIT, clearly showing that the upturn at Bayer is unabated.

We remain optimistic for the future developments and are fully confirming our full year 2006 financial guidance excluding any impact of the Schering transaction.

Thanks for your interest. We will now be happy to take your questions.

Q&A Session

Andrew Stott (Credit Suisse): A very straightforward question is the interest charge. I didn’t quite understand what the significant one-off was.

And I wondered if you could give guidance on the average interest rate for the year. — Thank you.

Werner Wenning: Thank you, Andrew. Klaus Kühn will answer your question.

Klaus Kühn: Andrew, there were two components which were of extraordinary nature. One was the interest on the Lyondell arbitration because this whole action goes back also in the past and is connected with our Lyondell acquisition. So there was not only a fine component or whatever, a payment component, but also an interest component. That was 25 million. And the rest referred to a normal, let’s say, tax audit coming from the years 1995 to 1998.

And in the course of these taxes, you also have two components, one is the tax payment and the other is the interest arising from that because it’s already, as you can now know, almost 10 years back. In Germany, sometimes the interest component amounts roughly to the same level as the tax component. That’s the reason which contributed another, let’s say, 34 million to that.

So if you combine these two, we have roughly 60 million in extraordinary one-times. And if you deduct that from the interest, you come to the normal run rates which should be roughly applicable for the rest of the year, excluding the Schering transaction.

Andrew Stott (Credit Suisse): Great. — Does any of that lead to a change in tax-rate guidance or not?

Klaus Kühn: No, no. As you can see, our reported tax rate was at 33 percent, our paid tax rate was actually lower, at 26 percent. We gave you guidance that for the full year we expect both rates to be in the ballpark of 32 percent and we uphold this guidance.

Andrew Stott (Credit Suisse): Great. Thank you very much, Klaus.

David Phillips (HSBC): Good afternoon! I have got a few questions here: Firstly, you have had some rather strong performances in HealthCare, particularly Consumer Care and Diagnostics. Could you just give us a quick reminder of the medium-term growth rates you’d expect for those businesses?

Secondly, in CropScience, in which areas have you seen the largest declines in seed treatment? I expect half the answer hearing that Europe is obviously going to feature, but in which areas have you seen the largest declines in seed treatment and how much of that, do you think, is going to come back in Q2?

Finally, just looking at the Schering deal, the 1.7 billion of equity issue — this is still to come — Is there anything you can say about the timing of that, whether that will be, say, towards the end of Q2 or in Q3? Can you make any comment on whether that will be a normal, if you like, pre-emptive rights issue or whether that will be an accelerated bookbuild, given its size? — Thank you.

Werner Wenning: David, first the HealthCare performance, Arthur Higgins.

Arthur J. Higgins: Obviously, we are very pleased with the strong performance in the quarter. We continue to stick to our guidance for both Consumer Care and Diagnostics that both businesses will outperform the market in 2006. Market growth in Consumer globally is probably 3 percent. We will do better than that, significantly. Diagnostics is probably 5 to 6. Again, we expect to do better than that. So again, we are confirming … previous statement: Both businesses will outperform the respective markets in 2006.

Werner Wenning: CropScience.

Prof. Dr. Friedrich Berschauer: The seed treatment business was down in the first quarter 2006. The main reason was the sugar-beet market reform where we are using of course Imidacloprid and Poncho. But we have to keep in mind: This business is specifically in the first quarter, due to the season. And the second aspect is that in 2005 we had an exceptionally good first quarter. So the impact on the second quarter will be minor.

Werner Wenning: Schering financing and equity financing, Klaus Kühn.

Klaus Kühn: David, the remaining equity increase is not going to take place before the closing of the transaction, which still is, let’s say, somewhat open. We expect it to happen probably during June. The type, whether we will do an accelerated bookbuilding or a rights offering, has not yet been decided. It might also be a little bit dependent on the acceptance rate which we find at the end. No specific decision has been taken yet.

David Phillips (HSBC): Okay, thanks a lot.

Themis Themistocleous (UBS): Two questions, please. The first question: Obviously, a very good set of numbers in the first quarter, most probably above your own expectations. Yet you kept the guidance at the same level, which sounds a bit cautious. I wonder what is behind your cautious stance. Is it too early in the year or do you have any concerns about the market later in the year?

The second question: I wonder what you see in terms of demand in Europe. European demand seems to be recovering more than most of us expected. I was just interested in your view.

And the last question: In MaterialScience, I wonder whether we can get a comment on sequential pricing trends for the four big products in that area, polycarbonates, MDI, TDI and polyols, please.

Werner Wenning: Themis, I will come back to your first question — then Hagen Noerenberg will touch on your second and third question — why we didn’t change our guidance for the full year. You remember that we were sitting here and talking here just six weeks ago and we do not like to change our guidance, let’s say, on a quarterly or on a weekly basis. The market environment hasn’t changed so far. Our market expectations from the beginning of the year also haven’t changed. So for the time being, we would like to keep the guidance given just six weeks ago.

Now Mr Hagen Noerenberg about the demand in Europe and MaterialScience price trends.

Dr. Hagen Noerenberg: Let me start with the price trends in MaterialScience: I think we want to stick to the guidance you got at the end of March basically, so that MDI gets a bit weaker. Volume-wise it will be more stable and, even better, increasing, as we have seen during the first quarter.

PCS gets a bit weaker; volume-wise it gets better. And TDI gets better in volume and in pricing. Polyether gets stable in pricing and volume as well. I think this is the outlook for the second quarter. And for the remainder of the year, I think, a better way to do so than to tune something on that is to wait for the outcome of the second quarter. But we are very careful. There are some areas which we have to look at.

The European market is very lively. We think we will have a benefit of the market situation in Europe. We have, I think, the ranking: US, Europe and Asia.

Andreas Heine (HVB): I’d like to come back to the question I have asked in the last conference call, whether you are prepared to give a guidance on what you think about the Nexavar sales for this year and whether the sales in the first quarter are good guidance for making our estimates or whether there are some extraordinary impacts included.

The strong increase in Diagnostics, do I sense right that most of this increase was due to the fact that your marketing expense is now much lower than in recent quarters? Or what has improved the margins that substantially from one quarter to the next? Basically, is that more driven by the Ascensia product line, so Diabetes Care, or is it both in the ADVIA product range and Ascensia?

Werner Wenning: Arthur Higgins will touch on both questions.

Arthur J. Higgins: First of all on Nexavar: We are very pleased with the performance in the quarter. We still think it’s too early to provide you with full-year guidance, but what I would say is: I think behind your question is, was there a lot of inventory? We think that was a pretty fair reflection of demand in the first quarter. So we are very pleased with the performance of Nexavar in the first quarter.

As far as our Diagnostics businesses are concerned, I think it’s … to finally understand the trends for Diagnostics. It’s more important that you look at quarter on quarter rather than year over year. I think that will give you a better stance of the underlying growth rate which fell strong clearly and cannot be viewed as a simple comparison of first quarter 2006 versus 2005.

But I come back to the statements I made a moment ago, that we are confident that Diagnostics and for that matter Diabetes Care will grow the top line above market in 2006.

Ronald Koehler (MainFirst): I have also got several questions: First question is actually regarding pharma. You mentioned in your quarterly report that you are going to increase your R&D due to the very good pipeline and due to the Schering acquisitions. Can you update us, anything about R&D spending? Will this already impact 2006? What is actually your goal here going forward?

The second question is regarding BIS, Bayer Industrial Services. Obviously, there are some negotiations regarding a bigger restructuring effort, an additional. Is there anything booked or do you expect to have to book something in your income statement here? What is the ongoing process here?

The third question is regarding the OTC business. Actually, you had a nice improvement, but could you update us on how much of the synergies you have booked in Q1? Actually, I believe you have spent some of the synergies into more marketing activities. Could you just give us a flavour behind that?

The last question is regarding Trasylol. You gave this guidance, 25 to 30 million. Actually, I was astonished about the relatively good sales in Q1. Was there anything not like a destocking effect, it means you have strayed your sales? Could you give us a hint how much you have in US sales? In my view, potential litigations there could have a bigger impact on the overall demand for that product.

Werner Wenning: Mr Koehler, all questions related to HealthCare will be addressed by Arthur and questions on BIS and the impact of BIS by Klaus Kühn.

Arthur J. Higgins: First of all, on R&D: I think we have always traditionally shown that pattern where the first quarter is normally the lowest quarter in the year for research and development. We stick to our guidance for pharma which you are familiar with before we combined pharma and BP, of approximately 18 to 20 percent, which we are trying to lay for total business of a range between 15 to 17 percent for the full year.

On OTC, your question relating to synergies - -

Ronald Koehler (Mainfirst): Actually, in OTC performance, I would have expected a little bit more after the very nice top-line growth due to the synergies. So point number one: How much synergies did you book in Q1? I believe you spent some of these synergies in higher marketing. So did you actually increase your marketing spending in OTC?

Arthur J. Higgins: First of all, we did increase our marketing expense in OTC. I think we indicated in the fourth quarter that we will increase the expenditure and we expect to see the benefit of that in the top line. You saw that in the first quarter in the top line. We continue to feel confident that additional investment in advertising and promotion will continue to drive sales. So we increased our advertising and promotion in the first quarter. So again very consistent with — — And I believe that our marketing has been effective.

On Trasylol, actually, you have to understand: In the first quarter, we really only saw the effect of Trasylol in March. So we really had only one month of impact of Trasylol in the quarter and perhaps the perspective that the number may be a little higher than you were expecting. I think we feel our guidance going forward for the second quarter reflects our knowledge today. As we mentioned, we will update you. This is a fluent situation. Coming back, the majority of the business is in the US. The percentage is: Over 80 percentage of the business is in the US.

Werner Wenning: And the impact of BIS in our group’s accounts, Klaus Kühn.

Klaus Kühn: Mr Koehler, we had two non-recurring effects in the first quarter which affected BIS. One was that in previous year’s first quarter we had some hedging gains on energies of 12 million which did not occur this time and we had, let’s say, a one-off write-off of assets in the analytics division. So both accumulated account for 20 million. Over and above that, we have no specific, let’s say, plan here for additional provisions or whatever.

Ronald Koehler (Mainfirst): But there is a new restructuring round discussed inside of BIS, is that right?

Klaus Kühn: Yes, that is right.

Tim Jones (Deutsche Bank): Three questions, if I may: I start with MaterialScience. You have commented that March was basically very strong and significantly stronger than January and February. Could you please comment on whether those conditions will be maintained so far into April, as you have seen?

The second question is on CropScience: At the full-year results stage, I may have overestimated your conservatism, but I got the impression that the numbers you were talking about at that stage represented a performance significantly weaker than the one you actually posted in Q1 at the end of the day. Was that better-than-expected performance due to Europe not being as bad as expected or basically due to a better US or other regions in the northern hemisphere?

My third question is on Nexavar, basically just on the Nexavar sales numbers. I wonder if you could comment: Post the launch of Sutent, will you see any material negative impact on the growth rate of Nexavar towards the end of the quarter?

Werner Wenning: Tim, first MaterialScience, strong March and forecast or our expectation for the coming months.

Dr. Hagen Noerenberg: March was quite stable or not so eroding as we thought in pricing, but better in volumes. This is the main reason that we have: Big products gained some volume. This was the outcome for a very good March.

On April and the second quarter: I made the comments already to UBS, I think, that pricing is a bit critical. It varies. TDI is stable, MDI is coming down a bit and so is doing PCS. We expect that we are better than last year. I think this is to be said today.

Prof. Dr. Friedrich Berschauer: On CropScience: Your comment is absolutely right. I have been more pessimistic in February because our February sales were not very good. We recovered significantly in March. Overall, the main negative effect in the first quarter clearly was Brazil, as I pointed out.

Coming back to your question on Europe: Of course, we had this strong and very long winter in Europe, specifically in Eastern Europe. The big question now of course is the phasing. If everything runs well, we can really recover, but it’s always the risk if you have such a long winter that some spraying is really lost because some herbicides sprays might be lost, also fungicide sprays might be lost. So now we just have to wait and see how business performs in April and in May.

Arthur J. Higgins: Regarding Nexavar and Sutent, it’s still too early for us to give you a clear perspective on that. However, what I would say is that both parts are expanding that market and we believe, as we said from the beginning, that we have a very competitive offering compared to Sutent.

Andrew Benson (Citigroup): Most of my questions have been answered, but can you please explain just in a little bit more detail the nature of the growth in Consumer

Care and Diabetes. Obviously, Aleve has come back. Diabetes Care is up 35 percent and Diagnostics up 18. I note that you have said, don’t look at those growth rates as representative and better than the market average. But can you just explain what you are doing practically so we can understand a bit better why it is you have been quite successful in those areas, perhaps in one or two of the key product areas, I think I can understand Kogenate and one or two of the other drugs, the key drugs? Can you explain that as well, please.

Werner Wenning: Arthur will address this question.

Arthur J. Higgins: Andrew, let’s start with Kogenate. I would remain doing a year-on-year comparison. We have shipments of Helixate which had an impact there.

If I look at Diabetes Care, we certainly believe that the increased investment we made in our Centaur brand in the US in particular in the fourth quarter is having an impact. Again, I would ask you to look at the quarter-on-quarter comparison. I think what you are seeing is, over a twelve-month period, the cumulative effect of the improvements which we have had in all our businesses in focusing on growth. Clearly, when you compare over a year, that’s substantial, but you get a better sense of the incremental quarter on quarter, by looking at quarter 1 versus quarter 4.

So in summary, I think, in general, we have seen the continuation of a strong momentum that built through 2005. That was supported by increased investment in the fourth quarter of 2005 and this led to an acceleration of growth in 2006. But again, it’s not appropriate to compare that with where we were …

Andrew Benson (Citigroup): So it’s simply additional advertising that provoked a recovery of market share or an increase of market share.

Arthur J. Higgins: Andrew, I think it’s excellence in execution across all of our businesses. It’s a clear focus that we have, I think, articulated, that we have for our businesses and we are seeing the benefits of that.

Andrew Benson (Citigroup): Mmh. Okay, thanks.

Werner Wenning: Andrew, sometimes you have to give credit also to management.

Andrew Benson: Well done, well done, excellent!

Arthur J. Higgins: What can I say, Andrew?

Andrew Benson (Citigroup): Really well done, thanks.

Jean de Watteville (Lehman Brothers): Good afternoon! Firstly, I have two simple questions on crop protection: You expect to see an improvement of the market in crop protection. Can you just tell us where? I mean, the start of the year has been pretty weak in Latin America, but also in Europe and for you in Asia as well. So I am just curious: What is the evidence that you have to see this recovery or is it just based on the fact that you expect a strong recovery in Latin America at the end of this year?

The second question is on Diagnostics: Mr Higgins, I think two years ago you have lighted that the product cycles in Diagnostics are accretive to your 2006 target. And obviously we see the benefits and we see the evidence of what you said in your per-

formance on this quarter. Can you just tell us where you are in the product cycle in Diagnostics after 2006 and what is your view on how it fits in the HealthCare portfolio going forward?

The last question is on MaterialScience. I think you have highlighted that there are some points that you have to care about regarding H2. In other words: You remain cautious in your outlook for the full year because there is some risk in the second half. Can you just give more colours? I suppose it’s supply-driven. Can you confirm that? And if it’s the case, can you just highlight by product range which are the products where a capacity increase is a fear for you?

Prof. Dr. Friedrich Berschauer: CropScience, global market: North America flat or small growth. For Latin America, the expectation of external consultants is now presently in Brazil minus 20 percent compared to 2005. I personally believe this might even be too optimistic. I am not so convinced that this market in Brazil really will recover. We are presently in the low season in Brazil. The major business will be, as usual, in autumn, in the winter time.

But overall: Latin America down, North America small growth, Europe more or less flat, but, as I pointed out earlier, it really depends on the phasing, whether we really can catch up in the second quarter. Asia Pacific overall is more or less stable. We are doing very well in China, for example. The market is decreasing in Japan and in Korea, but overall in Asia Pacific more or less flat. That means we believe that the market will be flat, in the best case plus 1 percent.

Of course all these comments relate to crop protection. This is of course a big part of our business. The Environmental Science business is doing very well, the market continues to grow by round about 3 percent. The BioScience market is also growing, but, unfortunately, these two segments are not too important in our portfolio, not yet.

Jean de Watteville (Lehman Brothers): In your press release, you talk about market recovery and you speak about your commitment for EBITDA margin improvement. In Q1, looking at the performance of your competitors and your own performance in crop protection, it seems you are still underperforming the market. Do you expect Bayer to recover its loss of market share by the end of 2006?

Prof. Dr. Friedrich Berschauer: We clearly lost market share in Brazil due to our very strict credit policy. We still believe it’s the right policy and our guidance is that the clear target and our commitment is to increase underlying EBIT in 2006.

Jean de Watteville (Lehman Brothers): So you will continue losing share this year in your planning assumptions?

Prof. Dr. Friedrich Berschauer: My comment was just about the market situation in Brazil. Overall, on a global basis, we do not believe that we will lose market share.

Arthur J. Higgins: Diagnostics: First of all, I congratulate you on your excellent memory and I hope that confirms that one of the things that I did here, not only in HealthCare but across Bayer is: We are consistently delivering on our commitments. I mentioned two years ago that we were confident that we would see margin improvements in our Diagnostics business and that has indeed developed. I am pleased to tell you today with high confidence that for the rest of this year we will continue to see an improvement.

As to your question of where we are in the cycle, I think, with both Ascensia Contour which is our key product in Diabetes Care, and Centaur platform which is our key driver in our Diagnostics businesses: This is still in the early stage of the life cycle. So our outlook for both Diabetes Care and our Diagnostics business is excellent.

Dr. Hagen Noerenberg: Material Science, second half of the year: I think you … early already. Supply-driven is, I think, the driver for that. Especially, I think, in TDI at this stage we have a tight market. This will change in the second half of the year because there is some new capacity. We will be more or less balanced in the polycarbonate market. This depends on the further demand in DVD, I think. And we will have some oversupply in MDI. I think, these are the main messages. This makes us somewhat cautious for expectations for the second half.

Jean de Watteville (Lehman Brothers): Very clear. Thank you very much.

Andrew Stott (Credit Suisse): I just want to come back to CropScience, just to clarify: You are saying you have seen an improvement in Europe since the end of the first quarter or none whatsoever? In other words: Do you think there is a risk of lost sales? I wasn’t quite really sure what you are saying regarding April and how that’s turned out.

Prof. Dr. Friedrich Berschauer: My comment on the second quarter was the following: Talking about Europe, because we had this very long winter, it’s quite normal that we have a phased business. Now the risk is always if you have a long winter that you are really losing applications. It’s still too early to know this because we are just starting now the season. So in the best case we can recover, but there is a risk, as always if we have such a long winter.

Andrew Stott (Credit Suisse): Going back to your guidance for the group: In March, you mentioned one risk was energy costs and, I guess, related raw material costs. Given the moves we have had since, could you update us? In particular — I don’t recall — do you have any hedging or contractual commitments that we should be aware of?

Dr. Hagen Noerenberg: We have some hedging. Sometimes we are gaining and sometimes not. In the first quarter we gained. This is, I think, a reflection of the market expectation and the rising prices. Especially in our case I think this needs a very specific look. As you know, the barrel is coming up dramatically these days, but benzene is quite stable. There might a situation that some of our raw materials decouple more than they have done. I think this is very hard to evaluate, but I can say that we still have the expectation that we will meet our budget in raw material costs.

Klaus Kühn: Maybe I could add some point, Andrew: Our portion of hedging, compared to the overall business, is relatively small. It’s very small. We had a somewhat major gain in the first quarter of last year with something about 30 million in petchems. This quarter only contains an amount of 5 million overall.

Owen Dwyer (Merrill Lynch): A couple of questions, please, but I think relatively straightforward ones. First of all, just on MaterialScience: You mentioned strong volume growth in March, but I didn’t catch quite in which regions you saw that.

Secondly, in terms of Nexavar and the Q1 sales, can you remind me if there is anything else in the oncology business? And if so, can you give a rough order of magnitude of how much that was as opposed to Nexavar?

Then partly on CropScience: Can you expand a little bit on what’s happening in fungicides? You have actually had quite a respectable growth there in light of the difficult market conditions.

Werner Wenning: First MaterialScience, March.

Dr. Hagen Noerenberg: The major volume came from the — — I think, overall products came from the US and Europe and in some specific areas, polyether, we even had some stroll back in Asia, but in TDI and MDI and PCS it was … all over the world.

Prof. Dr. Friedrich Berschauer: In the fungicides business in the crop section we did very, very well in the fourth quarter in Europe, specifically in Germany and in the UK, mainly due to our new product prothioconazole which is performing excellently.

We also had a good business in North America and a clear decline, as expected, in Latin America. But overall, that are the main reasons for the improvement in the fungicides sales.

Owen Dwyer (Merrill Lynch): And the North American performance, you don’t think there is any stocking for Asian rust or is there an impact there at all?

Prof. Dr. Friedrich Berschauer: I can’t answer this question in general terms. I just can tell you: We did not sell any fungicides for this segment.

Werner Wenning: On Nexavar, Arthur.

Arthur J. Higgins: The answer is easy. We have identified the percentage which is coming from Nexavar: 20 million euros of the 34 million come from Nexavar. The remaining comes from Viadur, Elmiron and the promotion of some Schering-Plough oncology products.

Tim Jones (Deutsche Bank): On your outlook comment, your confidence on HealthCare clearly comes through, your confidence on agrochemical, but it’s just the MaterialScience business that you seem less confident or less certain of, for obvious economic and supply reasons. With that in mind, can you perhaps remind us what the case is for MaterialScience remaining within the Bayer portfolio, given that this business could well be the drag with regard to company-wide growth?

Werner Wenning: Tim, I would like to address this question: First of all, you know the background of our outlook for MaterialScience for this year. In 2005, we had the best year in the history of our company, the history in polymers. Due to some additional capacity which will come on stream in the second half of 2006, we still stay a little bit cautious. It was explained in detail by Hagen Noerenberg, and one very clear statement: Bayer MaterialScience will stay in our portfolio.

Tim Jones (Deutsche Bank): You mentioned some of the new capacity coming on in the second half. Is it fair then to assume that you don’t think the industry is moving into an overinvestment or structural overinvestment phase? Do you think it’s a temporary build of new capacity that will still be absorbed medium term by market demand.

Dr. Hagen Noerenberg: I wouldn’t say so basically because I want to share with you the observation that in some areas there was a slow growth last year and high pricing because of tight demand and now we have, that’s true, some additional capacity. But the growth is recovering. And … the recovering of the growth and the phasing-in of the new capacities. So it’s not that we are pessimistic, we are just careful.

Ronald Koehler (MainFirst): The first question regards Bayer CropScience and Imidacloprid. Obviously, we have seen a decline in Q1 of Confidor, Gaucho etc. Is there an impact from generics on seed treatment or was there anything else which was the main cause here of that impact? We discussed before your … line again, generics, and you were confident that you see a further growth of this product going forward. Is this still your expectation here and can you confirm that?

The second question is regarding currency impact on the group level. Obviously, you have always some hedging here. My question is: You had a quite favourable development of currencies in Q1. Did you see something on the bottom-line or was it more or less eliminated by your hedges? Going forward, what are your expectations here? Are you fully hedged for 2006 or what is your current stage here?

Werner Wenning: Bayer CropScience, imidacloprid. — Herr Berschauer.

Prof. Dr. Friedrich Berschauer: Your question was basically regarding the insecticides business in the first quarter. This was mainly due to the difficult situation in Brazil. It really was the Brazilian effect.

Answering your questions on imidacloprid: I think we do a good job defending imidacloprid after patent expiration. We do everything to continue to defend this product. Again, I think, here we are very successful.

Generics: Of course, they are there. They are pushing products into the market. We believe that generics will increase their sales in the medium term, but with our new products and innovation I think we really can fight back.

Werner Wenning: Hedging on group level, Klaus Kühn.

Klaus Kühn: Mr Koehler, our policy has been unchanged. We always hedge 100 percent of our net outstanding receivables, so that these basically are not exposed to currency exposure. On a forward-looking basis, we have been hedging a certain portion of one year looking forward’s net exposure. That is in the range of roughly 30 to 50 percent, always of one year. That also represents roughly where we currently stand. Therefore, it contributes a little bit always as we go to smooth the overall impact of foreign exchange. Just to remind you: Our biggest exposure is in the US dollar. There we talk about a transaction exposure on a 12-month horizon of roughly 1.5 billion dollars or 1.2 billion euros.

Ronald Koehler (MainFirst): Does it mean you had no major currency help in the first quarter, in the bottom line? Is it the right understanding then?

Klaus Kühn: Yes, no major because that is always a combination of getting some exposure in the underlying business and some exposure from the hedging. Actually, hedging in this case did not contribute significant gains in the first quarter.

It actually contributes always. As the currency was stronger than in the previous quarter, the hedging in this quarter contributed rather some losses compared to previous years.

Jean de Watteville (Lehman Brothers): On Kogenate: I understand the base effect in Q1 last year was very favourable. When we look quarter on quarter, Q4 to Q1, you still, I think, had a double-digit growth. When you compare to your competitor Advate, he had a flat evolution. I just would like to clarify: Is there any phasing in the development of Kogenate that we should be aware of in our forecasting and therefore expect some slowdown sequentially? Or is there a genuine trend of gaining market share with this product that you enjoy right now?

Second question on CropScience: Your commitment is margin improvement despite the fact of EBITDA margin decline in Q1. Should we therefore expect the benefit mainly to be in H2 thanks to the second cost-saving programme to be announced in Q2?

The last question is a financial, technical clarification on pension: We know you decide to adjust pension liability depending on the discount rate, the interest rate. Should we only expect that when there is a material change of interest rate or will you always mark to market the net present obligation?

Werner Wenning: Kogenate, Arthur Higgins.

Arthur J. Higgins: Let me again help you with Kogenate: First of all, we explain the year-on-year effects which are a function of Hexilate. The other benefit we saw in the first quarter was the launch of Bioset in the US and in Japan. That obviously gave us increased impetus. There was probably some stocking associated with Bioset in the first quarter.

But coming back to your second comment: We clearly are gaining market share.

Werner Wenning: CropScience, margin expectations.

Prof. Dr. Friedrich Berschauer: Contribution of the savings programme: We implemented the programme Challenge 2007 with a savings contribution of round about 30 million in the first quarter. So we expect a contribution of 30 million in the second quarter as well.

As Mr Wenning pointed out, we will announce the next restructuring programme most likely in August and we will share then all the details with you.

Klaus Kühn: With regard to pensions, we adjust the pension liabilities or assessment every quarter since we have introduced IAS 19 revised. There was no adjustment in the first quarter previously because there was no change in the interest rate quarter on quarter. But this year we have seen an increase, mainly in Germany and in the US, of roughly 40 basis points and therefore we have made this adjustment of roughly 0.9 billion. But that’s something which has been done now over the last five quarters and will have to be done in the future as well.

Jean de Watteville (Lehman Brothers): Every quarter?

Klaus Kühn: Every quarter, yes.

Andrew Benson (Citigroup): On H.C. Starck and Wolff Walsrode you have given the sales, but can you just give us an update there on trading and the optimism you have of achieving a good pricing in that sort of time horizon for those disposals?

Can you just clarify your strategy now on the further development of the HealthCare franchise in terms of whether you would consider an additional material acquisition over the next 12 months or whether you are going to wait and bed down Schering before you make the next move?

Arthur J. Higgins: I think, Andrew, we are focused at the moment on Schering to maximize the value of our Schering acquisition. So I think we have enough on our hands at the moment. — I ask Werner to comment on our longer-term strategy.

Werner Wenning: As I mentioned, Andrew, several times, our longer-term strategy is clearly defined. We would like to continue to grow in HealthCare, we would make use also of external options, but of course the next step is a very big one and what we need to do, if we are successful here, is to properly integrate Schering.

You heard me saying several times that we are very much focused on strengthening our position in specialty pharma and in OTC, and of course we would like also to continue to grow above market in all our other HealthCare divisions.

Klaus Kühn: With regard to Wolff and H.C. Starck: Wolff is always a stable business. It has been stable in the first quarter, good profitability. H.C. Starck has been making good progress again, also profitable, top-line and profit-wise. So our schedule is unchanged. We see a significant interest from strategic and from private equity investors. The schedule is still that we anticipate or target a signing in the fourth quarter of this year and the closing dependent on the FTC situation.

Andreas Theisen (WestLB): Just two questions, one is on the one-time charges. We have seen some 128 million already in the first quarter. If I recall correctly, your full-year guidance was on about 100 million. Can you give us an update about what we should model for the full year now?

The second question relates to Schering: Just assuming that the deal can be executed as planned, would you consider a consolidation for the second half of 2006 only or can we also think of a full-year consolidation of the company?

Werner Wenning: Both questions will be addressed by Klaus Kühn.

Klaus Kühn: With regard to the one-time charges: We always had the disclaimer that our one-time charges for the future looking forward exclude usually legal charges, but we have to clearly claim that we by no way anticipated this verdict which came as a total surprise. As we said, we will try every aspect to get a change to that or to reverse that.

Our overall guidance from that is so far unaffected, below 100 million. That was at that time our …

With regard to the consolidation: We will have to consolidate if the closing happens, but we will not consolidate it for the full year, but from the day where we have the majority.

Andreas Theisen (WestLB): Do I understand it correctly that for the remainder of the year we can — —

Klaus Kühn: The remainder of the year could be maybe six months, maybe seven months, maybe four months, depending on the closing.

Andreas Theisen (WestLB): Sorry, I was just going back to the one-time charges: So for the rest of the year we can work our models with the 100-million assumption to come about?

Klaus Kühn: Yes, excluding, as we said, legal issues or, let’ say, M&A.

Dr. Alexander Rosar: Also on behalf of my colleagues, I would like to say thank you for the interest, thanks for your questions. I am now saying good-bye and hope to meet you again.”

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Science For A Better Life

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First Quarter Results 2006

Investor Conference Call
Werner Wenning
April 27 2006

Disclaimer	[LOGO]

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site ( http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our annual and interim reports to the Frankfurt Stock Exchange and in our reports filed with the U.S. Securities and Exchange Commission. Bayer AG and Dritte BV GmbH assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

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Successful Start to Fiscal Year 2006

Record Quarter for Bayer

• Strong growth momentum maintained

• Best-ever underlying EBIT and EBITDA

• Upward trend unabated: 13 consecutive quarters with y-o-y improvements in underlying EBIT

• On track to achieve full year 2006 objectives (excluding Schering)

• Excited by the opportunity to build a world-class specialty pharmaceuticals company

Q1’06 – Successful Start into Fiscal Year 2006

Key Figures Q1’06

	Sales € 7,494m	EBIT* € 1,236m	Net income € 600m
%	+ 12%	+ 8%	-8%
% Adjusted (2)(3)	+ 6%		+/-0

Regional Sales Performance

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* underlying

(2) Sales currency & portfolio adjusted

(3) Net Income excluding € 52m after-tax profit in Q1’05 from discontinued operations

y-o-y

In € million

Strong Growth Momentum Sustained

Q1’06 Sales as reported

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Growth Analysis

	% y-o-y	Share of
	(Fx adj.)	growth*
Pharma, Biologicals	+15%	36%
Consumer Care	+17%	22%
DS/DC	+18%	21%
Animal Health	+ 4%	2%
HealthCare	+15%	81%
Crop Protection	-6%	-21%
Environ Sc./BioSc.	+ 3%	+ 3%
CropScience	-4%	-18%
Materials	+ 8%	18%
Systems	+ 5%	19%
MaterialScience	+6%	37%

*excl. Reconciliation

Record Underlying EBIT Performance

Q1’06 underlying EBIT

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Growth Analysis

		Share of
	% y-o-y	growth*
Pharma, Biologicals	+ 13	16%
Consumer Care	+ 209	47%
DS/DC	+ 60	15%
Animal Health	+ 4	1%
HealthCare	+38%	79%
Crop Protection	-14	-32%
Environ Sc./BioSc.	+ 34	22%
CropScience	-4	-10%
Materials	+ 1	1%
Systems	+ 18	30%
MaterialScience	+11	31%

*excl. Reconciliation

Net Cash Flow Improved by More Than € 350m

Q1’06 Cash Flow

	GCF € 1,190m	NCF € 128m	Investments € 419m	FCF € -291m
% y-o-y	+ 8%	•	+ 131%	+ 34%
% of D&A			94%

Net Debt Development

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GCF, NCF: Gross and net cash flow continuing

FCF: Operating free cash flow

Upward Trend at Bayer Continued

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2002 underlying EBIT as reported in FY 2003

2003 underlying EBIT as restated in 2004

2004 underlying EBIT as reported in 2004

2005 underlying EBIT as reported in 2005

* Including € 90m EBIT from divested products

** Including € 120m reversal of pension provisions

FY 2006 Outlook (excluding Schering) – Further Improvements Expected

Group

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•       Sales growth expectations

Approx. +5% to more than € 28bn

•       EBIT growth expectations

Slight improvement (underlying)

•       EBITDA margin target

Generate approx. 19% (underlying)

Sales growth portfolio- and currency-adjusted

Subgroups

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•       HealthCare

Growth at or above market

10+% growth in underlying EBIT

•       CropScience

Growth above market

Underlying EBIT above last year’s level

•       MaterialScience

Continued growth

Excellent underlying EBIT, though possibly below 2005 level

We are Delivering Growth and Performance

	Q1’06 Performance	Key Message
• Sales	+ 12% y-o-y	Sustained growth momentum
• EBIT (underlying)	+ 8% y-o-y	Upward trend unabated, 13th quarter with y-o-y increase
• Profitability	Underlying EBITDA margin 22.4%	Performance improvement on schedule
• Outlook 2006 (pre Schering)	Confirmed	Executing clear strategy to drive performance